UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2004

                         Commission File Number: 1-04307

                                HUSKY ENERGY INC.
             (Exact name of registrant as specified in its charter)

              707 8TH AVENUE S.W., CALGARY, ALBERTA, CANADA T2P 1H5
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                     Form 20-F  [_]            Form 40-F   [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes   [_]            No    [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.

On July 15, 2004, Husky Energy Inc. announced that it acquired Temple Exploration Inc. The press release is attached hereto as Exhibit A.

On July 19, 2004, Husky Energy Inc. announced that it is proceeding with its Tucker oil sands project. The press release is attached hereto as Exhibit B.



                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         HUSKY ENERGY INC.



                                         By: /s/ James D. Girgulis
                                             --------------------------------
                                             James D. Girgulis
                                             Vice President, Legal & Corporate
                                             Secretary


Date: July 20, 2004

                                                                       EXHIBIT A
                                                                       ---------



NEWS RELEASE

--------------------------------------------------------------------------------
[GRAPHIC OMITTED]

NEWS                                    Expanding the Horizon
                                                      Husky Energy Inc.
--------------------------------------------------------------------------------
                                                                  July 15, 2004
For immediate release


                  HUSKY ENERGY ACQUIRES TEMPLE EXPLORATION INC.

CALGARY, ALBERTA - Husky Energy Inc. is pleased to announce it has purchased all the issued and outstanding shares of Temple Exploration Inc., a private Calgary oil and gas company, for $115 million. Husky estimates production to average 4,400 barrels of oil equivalent per day for the remainder of 2004 with additional future exploration growth potential. Temple's proven reserves are approximately 29 billion cubic feet equivalent (bcfe), consisting of 21.4 billion cubic feet (bcf) of natural gas and 7.6 bcfe of natural gas liquids. Probable reserves are approximately 15.6 bcfe, including 11.8 bcf of natural gas and 3.8 bcfe of natural gas liquids.

Temple's producing properties, proven reserves, seismic data and undeveloped land are located in the Deep Basin in northwestern Alberta, where Husky already has existing production and infrastructure. The transaction, which includes $13.5 million of working capital, closed effective July 15, 2004.

"Temple's assets are an excellent fit strategically and provide good opportunities for Husky to grow its natural gas production in the Deep Basin over the next two years," said Mr. John C.S. Lau, President & Chief Executive Officer, Husky Energy Inc. "We plan to take advantage of the upside potential of these assets. This acquisition is accretive to Husky's earnings and cash flow."

The 4,400 barrels of oil equivalent per day of production consists of 18.7 million cubic feet per day of natural gas and 1,284 barrels per day of natural gas liquids. Husky has set targets to double production


================================================================================
707 8th Avenue S.W., Box 6525, Station D,
Calgary, Alberta T2P 3G7                                          (403) 298-6111
from the Temple properties over the next two years. The Company plans a drilling program on the undeveloped acreage, with up to 25 wells (17 net to Husky) by 2006.

Husky Energy is a Canadian-based, integrated energy and energy-related company headquartered in Calgary, Alberta. Husky Energy is a publicly traded company listed on the Toronto Stock Exchange under the symbol HSE.

CERTAIN INFORMATION IN THIS RELEASE MAY CONTAIN FORWARD-LOOKING STATEMENTS. ACTUAL FUTURE RESULTS MAY DIFFER MATERIALLY. HUSKY'S ANNUAL REPORT TO SHAREHOLDERS AND OTHER DOCUMENTS FILED WITH SECURITIES REGULATORY AUTHORITIES DESCRIBE THE RISKS, UNCERTAINTIES AND OTHER FACTORS, SUCH AS CHANGES IN BUSINESS PLANS, DRILLING RESULTS, THE UNCERTAINTY OF ESTIMATES AND PROJECTIONS OF FUTURE PRODUCTION, THAT COULD INFLUENCE ACTUAL RESULTS. HUSKY ASSUMES NO OBLIGATION TO UPDATE FORWARD-LOOKING STATEMENTS SHOULD CIRCUMSTANCES OR MANAGEMENT'S ESTIMATES OR OPINIONS CHANGE.
                                      -30-



For further information, please contact:

Donald Campbell                                      Colin Luciuk
Manager, Investor Relations                          Manager, Investor Relations
& Corporate Communications                           Husky Energy Inc.
Husky Energy Inc.                                    (403) 750-4938
(403) 298-6153



Additional information on the Temple acquisition can be found at www.huskyenergy.ca/news

                                                                       EXHIBIT B
                                                                       ---------



NEWS RELEASE

--------------------------------------------------------------------------------
[GRAPHIC OMITTED]

NEWS                                    Expanding the Horizon
                                                      Husky Energy Inc.
--------------------------------------------------------------------------------
                                                                  July 19, 2004
For immediate release


               HUSKY ENERGY PROCEEDS WITH TUCKER OIL SANDS PROJECT

CALGARY, ALBERTA - Husky Energy Inc. is pleased to announce that it is proceeding with its Tucker oil sands project. Husky has received Alberta Energy and Utilities Board approval for the project, which is located 30 kilometres northwest of Cold Lake, Alberta. It is estimated that the Tucker lease contains original bitumen in place of 1.27 billion barrels and that the project will recover approximately 350 million barrels over a 35-year project life.

The Tucker project will commence construction next year and is scheduled for completion in 2006, with project commissioning planned for the third quarter of 2006. Oil production will commence within three to six months of commissioning, with expected peak production rates of 30,000 to 35,000 barrels per day.

"Tucker is an important undertaking by Husky as it is our milestone oil sands project," said Mr. John C.S. Lau, President & Chief Executive Officer. "We are encouraged by the long-term potential of the oil sands. Husky has the ability to develop these assets in a manner that will add value to our shareholders, while keeping control over development costs."

Capital cost to first oil is expected to be approximately $500 million, including a five percent contingency for changes that may be required during final design and construction. Husky is finalizing a lump sum turnkey contract with a major engineering company for the Central Processing Facility at Tucker, which comprises approximately 60 percent of the capital costs.

Husky will use steam assisted gravity drainage (SAGD) technology to recover the bitumen at Tucker. The SAGD thermal recovery process involves drilling pairs of horizontal wells into the formation and injecting steam into the upper wells to heat the reservoir, causing the bitumen to drain into the lower wells. The bitumen in the lower wells is then produced to the surface, where it is blended with diluent enabling it to flow through a pipeline. The Clearwater reservoir at Tucker is well suited for SAGD technology. It is a thick, clean reservoir with good bitumen saturation.

Husky can process the bitumen from the Tucker project into synthetic crude oil at the Company's Lloydminster Upgrader or deliver the bitumen blend directly to market through existing terminals at Hardisty, Alberta.

"Tucker is one of several oil sands leases held by Husky. The Company's total oil sands leases are comprised of 425,000 acres containing an estimated 3 billion barrels of possible reserves," Mr. Lau said. "Husky's oil sands projects will play a significant role in the Company's medium and long-term growth strategies."


================================================================================
707 8th Avenue S.W., Box 6525, Station D,
Calgary, Alberta T2P 3G7                                          (403) 298-6111

Husky has developed expertise as a thermal producer of heavy oil. The Company operates three thermal recovery projects and is a leader in heavy oil production, producing more than 100,000 barrels per day in Western Canada.

Husky Energy is a Canadian based, integrated energy and energy-related company headquartered in Calgary, Alberta. Husky Energy is a publicly traded company listed on the Toronto Stock Exchange under the symbol HSE.


CERTAIN INFORMATION IN THIS RELEASE MAY CONTAIN FORWARD-LOOKING STATEMENTS. ACTUAL FUTURE RESULTS MAY DIFFER MATERIALLY. HUSKY'S ANNUAL REPORT TO SHAREHOLDERS AND OTHER DOCUMENTS FILED WITH SECURITIES REGULATORY AUTHORITIES DESCRIBE THE RISKS, UNCERTAINTIES AND OTHER FACTORS, SUCH AS CHANGES IN BUSINESS PLANS AND DRILLING RESULTS THAT COULD INFLUENCE ACTUAL RESULTS. HUSKY ASSUMES NO OBLIGATION TO UPDATE FORWARD-LOOKING STATEMENTS SHOULD CIRCUMSTANCES OR MANAGEMENT'S ESTIMATES OR OPINIONS CHANGE.

                                     - 30 -

For further information, please contact:

Donald Campbell                                      Colin Luciuk
Manager, Investor Relations                          Manager, Investor Relations
& Corporate Communications                           Husky Energy Inc.
Husky Energy Inc.                                    (403) 750-4938
(403) 298-6153

Additional information on Husky's Tucker project and other Husky oil sands leases can be found at www.huskyenergy.ca.